VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Evan S. Jacobson, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	North American Oil & Gas Corp.
Form 8-K from July 2, 2013
Filed July 2, 2013
File No: 000-54864

Ladies and Gentlemen:

We are submitting this letter on behalf of North American Oil & Gas Corp. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 19, 2013 that relate to the Company’s Item 4.01 Form 8-K of June 10, 2013 (File No. 000-54864) that was filed with the Commission on June 14, 2013 (the “Form 8-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 8-K Filed June 14, 2013

Item 4.01 Change in Registrant’s Certifying Accountant

1. You currently disclose that there have been no disagreements with your former accountant during year ended December 31, 2012 and for the period from June 10, 2011 (date of inception) to December 31, 2012 and through March 31, 2013. Please amend your filing to also cover the interim period from the date of the last audited financial statements to June 10, 2013, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

The Form 8-K Amended filed July 2, 2013 states:

During the year ended December 31, 2012 and for the period from June 10, 2011 (date of inception) to December 31, 2012, and through June 10, 2013 (date of dismissal), there have been no disagreements with Eide Bailly on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Eide Bailly would have caused them to make reference thereto in connection with their report on the financial statements for such years.

2. We note you disclose on June 10, 2013 the company and Eide Bailly, formally informed each other of their mutual termination as the company’s independent registered public accounting firm. Further we note you disclose that on the same day the shareholders ratified the appointment of independent auditors Eide Bailly LLP. In your amended filing please clarify the timing and impact of these two apparently contradicting events.

On the Form 8-K Amended filed July 2, 2013 the Company clarified the timing and impact of the two events in an Explanatory Note stating that the Company wants to clarify that the annual meeting for the Company was held at approximately 1:30 p.m., pacific time, on June 10, 2013. There were no proxies solicited, and the majority of shareholders had, prior to the meeting date, given proxies ratifying Eide Bailly LLP as the Company’s public accountant. Subsequent to the meeting, at approximately 5:00 p.m., pacific time, on June 10, 2013, Eide Bailly LLP and the Company mutually agreed to terminate Eide Bailly LLP as the Company’s public accounting firm.

3. Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Form 8-K Amended filed an updated Exhibit 16 letter from our former accountant Eide Bailly, LLP (“Eide Bailly”) stating that Eide Bailly agrees with the statements made in our Form 8-K Amended.

4. Please confirm to us that when you engage a new accountant, you will report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

The Company confirmed in a letter to the SEC dated June 28, 2013 that it will report the engagement in a new Form 8-K when we engage a new accountant and comply with the requirements of Regulation S-K Item 304(a)(2)

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (805) 643-0385 or, in his absence, Linda Gassaway at (805) 643-0385.

Sincerely,

NORTH AMERICAN OIL & GAS CORP.

/s/ Robert Rosenthal
Robert Rosenthal

cc:

Linda Gassaway, Chief Financial Officer
Aaron Botti, Partner, Musick, Peeler & Garret LLP